UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Monsanto Company

(Name of Subject Company)

Bayer Aktiengesellschaft

(Names of Filing Person (Offeror))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

61166W101

(CUSIP Number of Class of Securities)

Dr. Jan Heinemann

Bayer Aktiengesellschaft

BAG-LPC-MA

Kaiser-Wilhelm-Allee, Q26

51368 Leverkusen

Germany

(+49) 214 30-1

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Matthew G. Hurd

Eric M. Krautheimer

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☒

Pursuant to General Instruction D to Schedule TO, no filing fee is required in connection with this filing as it contains only preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

EXHIBIT INDEX

Exhibit 99.1          Additional Q&A provided in response to individual inquiries.

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